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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Commission File Number 0-23653

Horizon Offshore, Inc. 401(k) Plan
(Full title of the plan)

Horizon Offshore, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0487309 (I.R.S. Employer Identification No.)
2500 CityWest Boulevard Suite 2200 Houston, Texas (Address of principal executive offices)	77042 (Zip Code)

HORIZON OFFSHORE, INC. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001

Report of Independent Accountants

To the Participants and Administrator of
Horizon Offshore, Inc. 401(k) Plan:

        In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Horizon Offshore, Inc. 401(k) Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 20, 2002

        The following audit opinion is a copy of the opinion issued by Arthur Andersen LLP on June 27, 2001. This opinion has not been reissued by Arthur Andersen LLP. Note that only the Statement of Net Assets Available for Benefits as of December 31, 2000 covered by this report below is included in this set of financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Horizon Offshore, Inc. 401(k) Plan:

        We have audited the accompanying statements of net assets available for plan benefits for Horizon Offshore, Inc. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Houston, Texas
June 27, 2001

HORIZON OFFSHORE, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
INVESTMENTS, at fair value	$3,463,900	$4,058,916
PARTICIPANT CONTRIBUTIONS RECEIVABLE	76,741	—
EMPLOYER CONTRIBUTIONS RECEIVABLE	24,954	—

Total Assets	3,565,595	4,058,916
LIABILITIES
ADMINISTRATIVE EXPENSES PAYABLE	5,674	5,710

Total Liabilities	5,674	5,710

NET ASSETS AVAILABLE FOR BENEFITS	$3,559,921	$4,053,206

The accompanying notes are an integral part of these financial statements.

HORIZON OFFSHORE, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

2001
INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$(1,453,404)
Interest and dividends	16,800
CONTRIBUTIONS:
Participants	1,061,546
Employer	334,173
Rollovers	77,089

Net additions	36,204
BENEFITS PAID TO PARTICIPANTS	498,340
ADMINISTRATIVE EXPENSES	31,149

Net decrease	(493,285)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,053,206

End of year	$3,559,921

The accompanying notes are an integral part of this financial statement.

HORIZON OFFSHORE, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SUMMARY OF THE PLAN:

GENERAL

        The following description of the Horizon Offshore, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete description of the Plan's provisions. The Plan is for the exclusive benefit of all employees of Horizon Offshore, Inc., and subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

ELIGIBILITY AND CONTRIBUTIONS

        All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.

        Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant's annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($10,500 for 2001).

        The Company makes a matching contribution (Employer Matching Contribution), which in 2001 was equal to 50 percent of participant contributions, not to exceed 6 percent of participant compensation in any Plan year. The Employer Matching Contribution is invested directly in the Company's common stock. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2001.

        Each participant's account is credited with the participant's contribution, the Employer Matching Contribution and the participant's share of the income and any appreciation or depreciation of the funds invested.

VESTED BENEFITS

        Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

Years of Vested Service	Vested Percentage
Less than 2	0%
2	20
3	40
4	60
5	80
6	100

        The Plan provides for a participant to be fully vested upon death, permanent disability or the employee's normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Company's Employer Matching Contribution or Plan expenses. At December 31, 2001 and 2000, $68,216 and $55,021, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses.

ADMINISTRATION

        The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.

TRUSTEE AND CUSTODIAN OF PLAN ASSETS

        The board of directors of the Company entered into a contract, effective January 1, 1999, with Reliance Trust Company whereby Reliance Trust Company serves as trustee and asset custodian of the Plan. Benefit Services Corporation serves as record keeper of the Plan. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan. The term "trust fund" refers to all assets of whatsoever kind or nature that at any time, or from time to time, may be acquired or held by the trustee under the trust forming a part of the Plan.

FUNDS

        Each participant has the right upon enrollment to select fund(s) in which the balance in the participant's account will be invested. Participants can direct their investment balances into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company's common stock. In October 2001, the Plan was amended to change one of the investment options offered from MetLife/UAM to American Century Strategic Allocation. Pursuant to this amendment, all MetLife/UAM fund holdings totaling approximately $397,000 were liquidated and the proceeds were used to purchase American Century Strategic Allocation funds, which have similar investment characteristics to those of the MetLife/UAM funds.

        During 2001, investments in the Company's common stock represented approximately 47 percent of total 2001 contributions to the Plan. As of December 31, 2001 and December 31, 2000, investments in the Company's common stock represented approximately 35 percent and 40 percent, respectively, of total Plan assets.

LOANS

        Participants are not allowed to borrow from the Plan.

FEDERAL INCOME TAXES

        The Plan received a determination letter from the Internal Revenue Service dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust is exempt from taxation. However, the Plan has been amended subsequent to the issuance of the determination. The Plan administrator believes the

Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

BENEFITS

        The participant's pretax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

        Upon death, permanent disability or retirement, each participant may elect to receive either a lump-sum amount equal to the value of his or her account or annuity payments over a period elected by the participant. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING AND INVESTMENT VALUATION

        The financial statements of the Plan are presented on the accrual basis of accounting. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

        Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.75 percent in 2001. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 5.75 percent at December 31, 2001.

USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

        The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

EXPENSES

        Administrative expenses, including legal, trustee and accounting fees, are paid by forfeitures and allocations to participant accounts. Forfeitures are the portion of an employer's contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the non-vested portions of employer contributions are subject to forfeiture. Benefits are recorded when paid.

TERMINATION OF THE PLAN

        The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.

3. INVESTMENTS:

        The carrying values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000, are as follows (fair value as determined by the trustee, based on market value):

2001—
Metropolitan Insurance Company, guaranteed investment contract, 5.75%	$344,172
Pooled separate accounts—
Janus Balanced	477,150
MetLife Stock Market Index Guarantee	293,384
American Century: 20th Century Ultra	338,190
Janus Worldwide	222,015
Horizon Offshore, Inc., common stock	1,234,022
2000—
Metropolitan Insurance Company, guaranteed investment contract, 5.75%	277,195
Pooled separate accounts—
Janus Balanced	480,082
MetLife Stock Market Index Guarantee	336,643
American Century: 20th Century Ultra	406,134
Janus Worldwide	309,439
Horizon Offshore, Inc., common stock	1,632,680

        During the year ended December 31, 2001, the Plan's investments depreciated in fair value by $1,453,404, as follows:

2001
Pooled separate accounts	$(296,215)
Metropolitan Insurance Company, guaranteed investment contract	16,441
Horizon Offshore, Inc., common stock	(1,173,630)

$(1,453,404)

SCHEDULE

HORIZON OFFSHORE, INC. 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

Identity of Issue	Description of Investment	Current Value
Metropolitan Insurance Company	Guaranteed Investment Contract, 5.75%	$344,172
American Century Investment Management	American Century Strategic Allocation: Aggressive Fund	135,899
American Century Investment Management	American Century Strategic Allocation: Moderate Fund	106,206
American Century Investment Management	American Century Strategic Allocation: Conservative Fund	150,158
Janus Capital Corporation	Janus Balanced	477,150
Metropolitan Insurance Company	MetLife Stock Market Index Guarantee	293,384
Founders Asset Management	Dreyfus Founders Growth	145,721
American Century Investment Management	American Century: 20th Century Ultra	338,190
Janus Capital Corporation	Janus Worldwide	222,015
Horizon Offshore, Inc.*	Common Stock, $1 par, 163,662 shares	1,234,022
	Cash	16,983

	Total assets (held at end of year)	$3,463,900

*
Indicated party in interest.

INDEX TO EXHIBIT

Exhibit Number
23.1	—	Consent of Independent Accountants
23.2	—	Consent of Independent Public Accountants

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE, INC. 401(K) PLAN
Date: June 28, 2002	/s/ DON J. HAYDEN By: Don J. Hayden Vice President Human Resources

QuickLinks

  (Mark One)
HORIZON OFFSHORE, INC. 401(k) PLAN INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2001
Report of Independent Accountants
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
HORIZON OFFSHORE, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000
HORIZON OFFSHORE, INC. 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
HORIZON OFFSHORE, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001
  GENERAL
  ELIGIBILITY AND CONTRIBUTIONS
  VESTED BENEFITS
  ADMINISTRATION
  TRUSTEE AND CUSTODIAN OF PLAN ASSETS
  FUNDS
  LOANS
  FEDERAL INCOME TAXES
  BENEFITS
  BASIS OF ACCOUNTING AND INVESTMENT VALUATION
  USE OF ESTIMATES
  RISKS AND UNCERTAINTIES
  EXPENSES
  TERMINATION OF THE PLAN
  SCHEDULE
HORIZON OFFSHORE, INC. 401(k) PLAN SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2001
INDEX TO EXHIBIT
SIGNATURE